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Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

GENTLE DENTAL SERVICE CORPORATION

INTERDENT, INC.

DENTALCO MANAGEMENT SERVICES OF MARYLAND, INC.

AND

MON ACQUISITION CORP.

DATED APRIL 17, 2001

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9.11	Expenses	12
9.12	Attorneys' Fees	12
9.13	Schedules	13
Schedules
Schedule 1.1	Assets
Schedule 1.2	Assumed Obligations
Schedule 1.3	Excluded Assets
Schedule 4.3	Consents
Schedule 4.4	Liens
Schedule 4.6	Financial Statements
Schedule 4.7	Certain Defaults
Schedule 4.8	Absence of Certain Changes
Schedule 8.01	Tax Returns
Exhibits
Exhibit 7.2A	Management Agreement with Purchaser
Exhibit 7.2B	Security Agreement with Purchaser
Exhibit 7.2C	Amendment to GDSC Management Agreement

ii

ASSET PURCHASE AGREEMENT

    THIS ASSET PURCHASE AGREEMENT (the "Agreement") is entered into on this 17th day of April, 2001, by and among INTERDENT, INC., a Delaware corporation ("Parent"), GENTLE DENTAL SERVICE CORPORATION, a Washington corporation and wholly owned subsidiary of Parent ("GDSC" or a "Seller"), DentalCo Management Services of Maryland, Inc., a Maryland corporation and a wholly-owned subsidiary of GDSC ("DMSM" or a "Seller", and collectively with GDSC, the "Sellers") and MON ACQUISITION CORP., a Florida corporation ("Purchaser").

RECITALS

    A.  Parent and Sellers are currently engaged in the business of managing dental practices.

    B.  GDSC is currently a party to that certain Management Agreement (the "Management Agreement"), dated as of August 28, 2000, between Seller and Mid-Atlantic Dental Associates, P.A. ("MADA"). Pursuant to the terms of the Management Agreement, GDSC manages those certain dental practices known as Mid-Atlantic Dental Associates of Annapolis and Mid-Atlantic Dental Associates of Cross Keys, respectively (the "Practices").

    C.  Sellers own the Assets (as such term is defined in Section 1.1 hereof).

    D.  Purchaser desires to purchase the Assets from Sellers on the terms and subject to the conditions hereinafter set forth.

    E.  Sellers desire to sell, assign, convey, transfer and deliver the Assets to Purchaser on the terms and subject to the conditions hereinafter set forth.

OPERATIVE PROVISIONS

    In consideration of the premises and the mutual agreements, covenants, representations, warranties and understandings hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be bound legally, hereby agree as follows:

    1.  TRANSFER OF ASSETS.

      1.1  Purchase and Sale of Assets.  Each of the Sellers hereby sells, transfers, conveys, assigns and delivers to Purchaser free and clear of all liens and encumbrances (other than those securing Assumed Obligations as defined in Section 1.2 below ("Permitted Liens")), and Purchaser shall purchase and accept delivery of, all of each Seller's and Parent's right, title and interest in and to all of the assets (x) solely used by, or solely in connection with, the operation or management of the Practices, and/or (y) located at a Practice, and/or (z) were acquired by any Seller from Bank of America, N.A. on or about August 28, 2000 and relate to the Practices, other than Excluded Assets (as defined below), including, but not limited to, each of those assets set forth on Schedule 1.1 hereto (collectively, the "Assets").

      1.2  Assumed Obligations.  Except for the liabilities and obligations to be assumed by Purchaser as set forth in this Section 1.2, Purchaser does not assume and will not be liable for any liabilities or obligations of the Sellers, known or unknown, contingent or absolute, accrued or other, and the Assets shall be free of all liabilities, obligations, liens and encumbrances other than Permitted Liens. Purchaser hereby assumes and accepts and agrees to satisfy and discharge each of the liabilities and obligations set forth on Schedule 1.2 hereto (collectively, the "Assumed Obligations"). Purchaser acknowledges that it has conducted such investigation and inspection of the Assets as it has deemed necessary to satisfy itself as to the existence and nature of the Assets, and that it is not relying on any representations or warranties of Sellers and/or Parent except as set forth in Sections 4 and 8 hereof and no additional representations or warranties shall be implied; provided, however, that such investigation and inspection shall not be deemed to prevent or diminish Purchasers' reliance on such representations and warranties.

      1.3  Excluded Assets.  The Assets shall not include those assets of Parent or either Seller set forth on Schedule 1.3 hereto (the "Excluded Assets").

      1.4  Further Assurances.  Parent and Sellers agree that at any time and from time to time on and after the date hereof, they and their other subsidiaries will, upon the request of Purchaser and without further consideration, take all steps reasonably necessary to place Purchaser in possession and operating control of the Assets and will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all further acts, deeds, assignments, conveyances, transfers, powers of attorney or assurances as reasonably required to sell, assign, convey, transfer, grant, assure and confirm to Purchaser, or to aid and assist in the collection of or reducing to possession by Purchaser of, all of the Assets, or to vest in Purchaser good, valid and marketable title to the Assets.

    2.  PAYMENTS.

    The purchase price for the Assets is $2,000,000 (the "Purchase Price") which shall be paid by wire transfer of immediately available funds to the account or accounts designated by Parent to Purchaser, after the following conditions have been met:

      (a) Parent and Purchaser shall have received all consents and approvals of the Parent's senior and subordinated debt holders necessary for the parties hereto to consummate the transactions contemplated hereby and by the Purchase Agreement (as defined in Section 7.1).

      (b) Parent and Purchaser shall have executed (i) a Software License and Maintenance Agreement, (ii) a Transitional Services Agreement, (iii) a Business Collaboration Agreement, and (iv) such other consents, documents and agreements that are necessary to carry out the transactions contemplated by the agreements referred to in clauses (i)—(iii) above, each in form and substance satisfactory to Purchaser in its sole discretion.

      (c) Purchaser and Steven R. Matzkin, Mitchell B. Olan and David P. Nichols, individually, and each of their affiliates shall have received releases from Levine Leichtman Capital Partner, Inc. and its principals in form and substance acceptable to Purchaser in its sole discretion.

      (d) Parent shall have received and delivered to Purchaser all UCC lien terminations or releases as requested by Purchaser.

      (e) Sellers shall have delivered to Purchaser, each of the items required to be delivered to Purchaser pursuant to Section 5.14 of the Purchase Agreement, in form and substance satisfactory to Purchaser in its sole discretion.

      (f)  Each party to those agreements attached hereto as Exhibits 7.2(A)-(C), shall have executed and delivered such agreements, in form and substance satisfactory to Purchaser in its sole discretion.

    3.  CLOSING.

    The closing of the transactions contemplated by this Agreement (the "Closing") shall take place as soon as practicable after satisfaction of the conditions set forth in Section 2 hereof, at the offices of Purchaser's counsel, Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131 at 10:00 a.m. local time or at such other date, time and/or place as Purchaser and Parent mutually agree, or by mail. The date upon which the Closing occurs is hereinafter referred to as the "Closing Date".

    4.  REPRESENTATIONS AND WARRANTIES OF SELLERS AND PARENT

    In order to induce Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Sellers and Parent, jointly and severally, represent and warrant to Purchaser as follows:

      4.1  Corporate Status.  Each of the Sellers and Parent is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation.

      4.2  Authority; Approval; Enforceability.  The execution, delivery and performance by each Seller and Parent of this Agreement and of each and every agreement, document and instrument of conveyance necessary to consummate the transactions contemplated hereby (collectively, the "Other Documents") and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action. This Agreement and the Other Documents when executed and delivered will constitute, the legal, valid and binding obligations of such Seller and Parent party thereto enforceable against such Seller and Parent in accordance with their respective terms, except to the extent that enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency or moratorium laws or other laws or principles of equity affecting the enforcement of creditors' rights. All persons who have executed this Agreement on behalf of each Seller or Parent and who will execute the Other Documents on behalf of each Seller or Parent have been duly authorized to do so by all necessary corporate action.

      4.3  No Conflict; No Consents Required.  Except as set forth on Schedule 4.3 attached hereto, neither the execution and delivery by each Seller and Parent of this Agreement and the Other Documents nor the consummation by each Seller and/or Parent of the transactions contemplated hereby and thereby will (i) conflict with or result in a breach of any provision of the charter, bylaws or any other organizational document of either Seller or Parent; (ii) result in the creation of a lien, charge or encumbrance upon any of the Assets; or (iii) breach or conflict with, in any respect, or constitute a default (with or without the giving of notice or the lapse of time or both) with respect to any contract, agreement, commitment, indenture, mortgage, note, bond, license or other instrument or obligation to which either Seller or Parent is now a party or by which either Seller or Parent or the Assets may be bound or affected other than, in the case of clauses (ii) and (iii), those breaches, conflicts, defaults, liens, charges and encumbrances as to which Sellers have obtained effective Consents (as defined below) or those that would not, individually or in the aggregate, have a material adverse effect on Purchaser's quiet enjoyment of the Assets or the financial condition or results of operations thereof. Except as set forth on Schedule 4.3 attached hereto, no consent, approval, waiver, order or filing (collectively, the "Consents") of or with any third party or any federal, state or local governmental entity, agency or instrumentality (each, a "Governmental Authority") is required for the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby other than those that have been obtained and on the date hereof are in full force and effect. To the Knowledge of Parent and Sellers, none of the Consents imposes any material restriction or condition upon the Purchaser's ownership or operation of the Assets. The term "Knowledge" for purposes of this Section 4 and Section 8 hereof shall mean to the actual knowledge of Michael Fiore, Theodore Van Eerden, Norman Huffaker, Kevin Boie and Kenneth Davis and any other knowledge of which such person should have been aware by virtue of his capacity as an officer, director or employee of a Seller or Parent, as the case may be, (x) in connection with a due investigation made by Parent and its Affiliates in connection with the acquisition of the Assets pursuant to the Bills of Sale referenced on Schedule 1.1 or (y) in connection with actions taken or omitted by Parent or any of its Affiliates (other than DCA, as defined below).

      4.4  Title; No Liens.  Except as provided in Schedule 4.4, Each Seller has good and marketable title to each and every one of the Assets owned thereby, whether tangible or intangible, and at the Closing each Seller will transfer and convey to Purchaser, and Purchaser will acquire good and marketable title to such Assets, free and clear of any and all liens, mortgages, security interests, pledges, charges and other similar encumbrances other than Permitted Liens.

      4.5  Litigation.  Except as set forth on Schedule 4.5, there is no outstanding order, judgment, injunction, award or decree of any court, governmental or regulatory body or arbitration tribunal against or involving the Assets or, to the Knowledge of Parent and the Sellers, the Practices. There is no action, suit, or claim or legal, administrative or arbitration proceeding or any investigation (collectively, "Proceedings") (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) pending against or involving the Assets or, to the Knowledge of Parent and Sellers, the Practices and to the Knowledge of Parent and Sellers, no such Proceedings are threatened.

    4.6.  Financial Statements; Undisclosed Liabilities.

      (a) Parent has delivered to Purchaser true and complete copies of Balance Sheets and Statements of Operations with respect to the Practices as of and for the year ended December 31, 2000, and as of and for the month ended January 31, 2001 (the "Financial Statements"), and the Financial Statements are attached hereto as Schedule 4.6(a). To the Knowledge of Parent and Sellers, all of the Financial Statements present fairly the financial condition and results of operations of the Practices for the dates or periods indicated thereon.

      (b) Except for (i) the liabilities reflected on the December 31, 2000 balance sheet included with the Financial Statements, (ii) trade payables and accrued expenses incurred since such date in the ordinary course of business, none of which are material, (iii) executory contract obligations under contracts listed on Schedule 1.1, and (iv) the liabilities set forth in Schedule 4.6(b) attached hereto, none of Parent, Sellers or, to the Knowledge of Parent or Sellers, the Practices has any liabilities or obligations with respect to the Practices (whether accrued, absolute, contingent, known, unknown or otherwise, and whether or not of a nature required to be reflected or reserved against in a balance sheet in accordance with generally accepted accounting principles ("GAAP")) which, individually or in aggregate, would have a material adverse effect on the financial condition, results of operation, or prospects of the Practices or Purchaser's quiet enjoyment of the Assets.

      (c) To the Knowledge of Sellers and Parent, except as otherwise set forth in Schedule 4.6(c), the accounts receivable of or with respect to the Practices reflected on the January 31, 2000 balance sheet included in the Financial Statements and all of the Practices' accounts receivable arising since such date (the "Balance Sheet Date") arose from bona fide transactions in the ordinary course of business, are current and collectible net of reserves shown on the Financial Statements. Except as set forth in Schedule 4.6(c), no such account has been assigned or pledged to any other person, firm or corporation by Parent or any Seller, or to the Knowledge of Parent and Sellers, by any prior owner of the Assets or other third party.

      4.7  Validity of Agreements.  Except as set forth on Schedule 4.7 attached hereto, each of the leases, agreements, licenses and other instruments set forth on Schedule 1.1 or any Annex thereto (the "Contracts"), true and correct copies of which have previously been furnished to Purchaser, are in full force and effect and have not been amended in writing or otherwise, and (i) neither Parent, nor Seller, nor (ii) to the Knowledge of Parent and Seller, the Practices or any other party thereto, is in default or breach under any Contract. No event has occurred which, with the passage of time or the giving of notice or both, would cause a material breach of or default under, or give rise to the right to terminate any of the Contracts. Neither Parent nor Sellers or employees of any of them have received written notice of any claimed breaches, defaults, abatements, offsets, defenses or other claims for relief or adjustment. Other than the Contracts, none of Parent, Sellers and the Practices is party to, bound by, or guarantors of any other commitment, obligation or agreement with respect to the Practices other than those entered into in the ordinary course of business and which, individually and in the aggregate, are not material to the business of the Practices.

    4.8  Absence of Certain Changes.

      (a) Except as otherwise set forth in Schedule 4.8(a) attached hereto, since the Balance Sheet Date, there has not been:

         (i) to the Knowledge of Sellers and Parent, any event, circumstance or change that had or could reasonably be expected to have a material adverse effect on the business, operations, prospects, Assets, financial condition or working capital of the Practices;

        (ii) any damage, destruction or loss (whether or not covered by insurance) that had or could reasonably be expected to have a material adverse effect on the business, operations, prospects, Assets or financial condition of the Practices; or

        (iii) to the Knowledge of Sellers and Parent, any material adverse change in the Practices' patient volume, pricing policies, accounts receivable or accounts payable.

      (b) Except as otherwise set forth in Schedule 4.8(b) attached hereto, since the Balance Sheet Date, (x) to the Knowledge of Sellers and Parent, none of the Practices, or (y) neither Parent nor the Sellers with respect to the Practices, has done any of the following:

         (i) created, incurred, assumed, guaranteed or otherwise become liable or obligated with respect to any indebtedness, or made any loan or advance to, or any investment in, any person, except in each case in the ordinary course of business;

        (ii) made any change in any existing election, or made any new election, with respect to any Tax in any jurisdiction, which election could reasonably be expected to have an effect on any Tax liability with respect to the Practices;

        (iii) to the Knowledge of Sellers and Parent, entered into, amended or terminated any material agreement;

        (iv) to the Knowledge of Sellers and Parent, sold, transferred, leased, mortgaged, encumbered or otherwise disposed of, or agreed to sell, transfer, lease, mortgage, encumber or otherwise dispose of, any properties except in the ordinary course of business;

        (v) to the Knowledge of Sellers and Parent, settled any claim or litigation, or filed any motions, orders, briefs or settlement agreements in any proceeding before any Governmental Authority or any arbitrator;

        (vi) to the Knowledge of Sellers and Parent, incurred or approved, or entered into any agreement or commitment to make, any expenditures in excess of $5,000 (other than those arising in the ordinary course of business or those required pursuant to any agreement specified in Schedule 1.2);

       (vii) to the Knowledge of Sellers and Parent, maintained its books of account other than in the usual, regular and ordinary manner in accordance with GAAP and on a basis consistent with prior periods or made any change in any of its accounting methods or practices that would be required to be disclosed under generally accepted accounting principles;

       (viii) to the Knowledge of Sellers and Parent, granted any increase in the compensation payable or to become payable to or benefits for employees of the Practices (including, without limitation, any such increase pursuant to any bonus, profit-sharing employee benefit or other plan or commitment), other than merit increases to non-officer employees in the ordinary course of business and consistent with past practice;

        (ix) to the Knowledge of Sellers and Parent, suffered any extraordinary losses or waived any rights of material value;

        (x) to the Knowledge of Sellers and Parent, (A) liquidated inventory other than in the ordinary course, (B) accelerated receivables, (C) delayed payables, or (D) changed in any material respect the Practices' policies in connection with the payment of payables and/or the collection of receivables;

        (xi) violated any law, statute, regulation, rule or governmental or court order which violation would have a material adverse effect on the business, operations, prospects, Assets or financial condition of the Practices; or

       (xii) to the Knowledge of Sellers and Parent, committed to do any of the foregoing.

    5.  REPRESENTATIONS AND WARRANTIES OF PURCHASER

    In order to induce Sellers and Parent to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser hereby represents and warrants to Sellers and Parent as follows:

      5.1  Status.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida.

      5.2  Authority; Approval; Enforceability.  The execution, delivery and performance by Purchaser of this Agreement and the Other Documents and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action. This Agreement and the Other Documents when executed and delivered will be, valid and binding upon Purchaser, enforceable against Purchaser in accordance with their respective terms, except to the extent that enforcement thereof may be limited by applicable bankruptcy, reorganization, insolvency or moratorium laws or other laws or principles of equity affecting the enforcement of creditors' rights. All persons who have executed this Agreement on behalf of Purchaser and who will execute the Other Documents on behalf of Purchaser have been duly authorized to do so by all necessary corporate action.

      5.3  No Conflict.  Neither the execution and delivery by Purchaser of this Agreement and the Other Documents nor the consummation by Purchaser of the transactions contemplated hereby and thereby, will (i) conflict with or result in a breach of any provision of the charter, bylaws or any other organizational document of Purchaser; or (ii) to Purchaser's knowledge, breach or conflict with, in any material respect, or constitute a material default (with or without the giving of notice or the lapse of time or both) with respect to any material contract, agreement, commitment, indenture, mortgage, note, bond, license or other instrument or obligation to which Purchaser is now a party or by which Purchaser or its properties or assets may be bound or affected.

    6.  INDEMNITY.

      6.1  Obligations of Purchaser.  Purchaser agrees to defend, indemnify and hold Sellers and Parent harmless from, against and in respect of (without duplication) any and all demands, claims, actions or causes of action, losses, liabilities, damages, assessments, deficiencies, Taxes, costs and expenses, including, without limitation, all interest, penalties and reasonable fees of attorneys, accountants and other professionals and experts and expenses (collectively referred to as "Claims and Losses") asserted against, imposed upon or paid, incurred or suffered thereby: (a) as a result of, arising from, in connection with or incident to (i) any material breach or material inaccuracy of any representation or warranty of Purchaser contained in this Agreement, or (ii) any breach of any covenant or agreement of Purchaser made herein, (b) as a result of, or with respect to, all liabilities, arising out of or relating to the ownership or operation of the Assets for all periods after the Closing other than those Claims and Losses for which Parent and Seller are obligated to indemnify Purchaser and (c) with respect to the Assumed Obligations.

      6.2  Obligations of Parent and Sellers.  Parent and Sellers agree, jointly and severally, to defend, indemnify and hold Purchaser harmless from, against and in respect of any and all Claims and Losses asserted against, imposed upon or paid, incurred or suffered by Purchaser: (a) as a result of, arising from, in connection with or incident to (i) any material breach or material inaccuracy of any representation or warranty of Parent or Sellers contained in this Agreement, or (ii) any breach of any covenant or agreement of Parent or Sellers made herein and (b) as a result of, or with respect to, all liabilities (including, without limitation, all Taxes (as defined below)) arising out of or relating to the ownership or operation of the Assets for all periods through the Closing Date other than Assumed Obligations and any Claims and Losses for which Purchaser is obligated to indemnify Parent and Sellers; provided, however, that none of Parents and Sellers shall have any liability to Purchaser under this Section 6.2 or otherwise for any breach of a representation or warranty contained herein if Parent or either Seller shall establish that Steven R. Matzkin, Mitchell B. Olan or David P. Nichols on the date hereof had actual knowledge of the facts or events constituting such breach or by virtue of any such person's capacity as an officer, director or employee of DCA should have known of such facts or events (it being acknowledged that DCA has acted as the de facto manager of the Practices since August 28, 2000), in which case such representation or warranty shall be deemed not to have been breached; provided, however, that such defense shall not be available to Parent or Sellers with respect to a breach of the representations and warranties set forth in (x) Sections 4.1, 4.2, 4.3(i) and (y) the remainder of Sections 4.3 and 4.4 (unless Parent or Sellers demonstrate that any such individual had actual knowledge of such breach) if such breach arose out of (1) actions or omissions of Parent or any Seller or (2) out of facts and circumstances that occurred or were in existence on or prior to August 28, 2000.

      6.3  Survival.  Except as set forth in Section 8 hereof, each and every one of the representations and warranties of the parties hereto contained in this Agreement and in any Other Agreement shall survive until the second anniversary of the Closing Date.

    7.  COVENANTS

      7.1  Call/Put Rights.  In the event that the parties hereto do not consummate the transaction contemplated by that certain Purchase Agreement of even date herewith (the "Purchase Agreement") among Purchaser, the Sellers and Parent (the "DCA Transaction") on or prior to April 30, 2001, then during the period beginning on May 1, 2001 and ending on July 30, 2001 (the "Put/Call Period"), (i) Sellers and Parent shall have the right to repurchase the Assets from Purchaser (the "Call Right") and (ii) Purchaser shall have the right to require Sellers and Parent to repurchase the Assets from Purchaser (the "Put Right"), in either case, for the Purchase Price by providing an Exercise Notice (as defined below) to the other party during the Put/Call Period, it being understood that Purchaser shall be entitled to retain all profits earned in respect of the period during which it owned the Assets. If Parent and/or Sellers wish to exercise the Call Right under this Section 7.1, then Parent will deliver written notice to Purchaser to such effect (an "Exercise Notice") and if Purchaser wishes to exercise its Put Right under this Section 7.1, then Purchaser will deliver an Exercise Notice to Parent to such effect. Upon the receipt of an Exercise Notice, the receiving party or parties shall be bound to sell or purchase, as the case may be, and shall within 15 days after the date of receipt of such Exercise Notice provide written notice (a "Repurchase Notice") of the date, time and place for the closing (the "Repurchase Closing Date") of the repurchase of the Assets, but in no event shall the Repurchase Closing Date be later than 45 days after the date of the Repurchase Notice given in connection with Purchaser's exercise of its Put Option or 30 days after the date of the Repurchase Notice given in connection with Sellers' and Parents' exercise of their Call Right.

    7.2  Management Services.

      (a) From the Closing Parent shall cause Dental Care Alliance, Inc. ("DCA") to perform all services and undertake all obligations of Purchaser pursuant to that certain Dental Group Management Agreement, of even date herewith, between Purchaser and Mid-Atlantic Dental Associates, P.A. ("MADA") (the "Replacement Management Agreement"). In consideration therefor, Purchaser shall reimburse DCA for its out-of-pocket expenses reasonably incurred as a result of such performance and undertaking. Without limiting the foregoing, Parent agrees to make available to DCA use of the Compass software system ("Compass") with respect to the Practices as well as the use of all other corporate infrastructure and functions such as accounting, information systems and other day-do-day management systems. Parent's obligations under this Section 7.2 shall terminate upon the earliest of (x) Purchaser's election, (y) the consummation of the DCA Transaction, and (z) the repurchase of the Assets pursuant to the exercise of a Call Right or a Put Right (the period from the Closing to such earliest date being referred to as the "Service Period").

      Such out-of-pocket expenses shall be determined by specific identification to the extent possible and if such identification is not possible shall be made pro rata based on the proportion that the fee income of the Practices bears to the fee income of all practices managed by DCA for MADA. Upon its request, Purchaser shall be entitled to review and audit the books and records of DCA for the purpose of confirming amounts payable to DCA pursuant to this paragraph 7.2(a).

      (b) Simultaneously with the execution of this Agreement, MADA shall enter into the Replacement Management Agreement and related Security Agreement each with Purchaser and in the forms attached as Exhibits 7.2(A) and 7.2(B) hereto and an amendment to the Dental Group Management Agreement between MADA and GDSC in the form attached as Exhibit 7.2(C) hereto. Upon termination of the Service Period (other than pursuant to clause (z) of Section 7.2(a) above), Sellers and Parent will upon Purchaser's request take all steps reasonably necessary to (i) facilitate the transfer of management of the Practices to Purchaser, (ii) transfer to Purchaser or its designee non-Provider personnel related to the Practices, including the transfer to Purchaser or its designee of benefit plan assets related to such personnel, and to otherwise provide for the transfer and continuation of employee benefits for such personnel, and (iii) the filing of such UCC forms as may be necessary to permit Purchaser to perfect the security interests described in the Security Agreement referenced above.

      7.3  Publicity.  Except as otherwise required by applicable law or the disclosure rules and regulations of the Securities Exchange Commission, no party hereto shall issue any press release or make any other public statement (including statements to employees) relating to this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other parties to the contents and manner of presentation and publication thereof.

      7.4  Confidentiality.  In connection with the transactions contemplated hereby and the DCA Transaction, Purchaser shall receive confidential information regarding Parent, Seller, DCA and the Dental Co. Assets and other related dental practices. Purchaser shall, and shall cause its Affiliates (as defined below) and its and their respective Agents to, hold in strict confidence all, and not divulge, or disclose or use any such confidential information (except to manage and operate the Practices, to evaluate this Transaction and the DCA Transaction and to manage and operate DCA and the Dental Practices (as defined in the Purchase Agreement) upon consummation of the DCA Transaction) any such confidential information; provided, however, that the foregoing obligations regarding confidence and use shall not apply to (i) information that is or becomes generally available to the public other than as a result of a disclosure by Purchaser or its Affiliates or any of its or their respective Agents, provided that the source of such information is not known to Purchaser to be subject to any agreement or other obligation restricting disclosure or use of such information, (ii) information that is or becomes available to Purchaser or its Affiliates or any of their respective Agents on a non-confidential basis prior to its disclosure by Purchaser or its Affiliates or any of its or their respective Agents, and (iii) information that is required to be disclosed by Purchaser or its Affiliates or any of its or their respective Agents as a result of any applicable law, rule or regulation of any Governmental Authority; and provided further that Purchaser promptly shall notify Parent and Seller of any disclosure pursuant to clause (iii) of this Section 7.4 in order to give Parent and Seller a reasonable opportunity to respond to any such required disclosure. In the event that the parties do not consummate the DCA Transaction, Purchaser shall return all confidential information relating to Parent, Seller and DCA and the Dental Co. Assets and the related dental practices to Parent and Seller and shall certify that it has not retained any such materials. For purposes of this Agreement, the term "Affiliate" with respect to any Person means any Person which, directly or indirectly, through one or more intermediaries, controls the subject Person or any Person which is controlled by or is under common control with a Controlling Person. For purposes of this definition, "control" (including the correlative terms "controlling", "controlled by" and "under common control with"), with respect to any Person, means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise. Notwithstanding the preceding, nothing in this Section 7.4 shall prohibit Steven A. Matzkin, D.D.S., Mitchell B. Olan or David P. Nichols from using any such confidential information to perform their employment or other fiduciary obligations for and on behalf of Parent or any Affiliate of Parent.

      7.5  Transaction Non-Violative of Employment Agreements.  The parties hereto hereby agree that the participation by Steven A. Matzkin, D.D.S., Mitchell B. Olan, David P. Nichols or any other officer or executive officer of Parent or any Seller in the ownership, operation or financing of Purchaser or in the negotiation or consummation of the transactions contemplated hereby and the DCA Transaction do and will not violate any of the provisions of those certain Employment Agreements with DCA and Parent by which each of them is bound. This Section 7.5 shall be of no further force and effect upon a repurchase of the Assets by Parent and Sellers pursuant to Section 7.1 above.

      7.6  Allocation of Purchase Price.  The Purchase Price shall be allocated among the assets on Form 8594 prepared by Purchaser and presented to each of the Sellers at Closing, and each Seller shall file an identical Form 8594 with its Tax Returns.

    8.  REPRESENTATIONS AND OBLIGATIONS REGARDING TAXES

    Sellers and Parent jointly and severally represent and warrant to and agree with Purchaser as follows:

      (a) Each of the Sellers and Parent has filed all Tax Returns with respect to any of the Assets and Practices that it was required to file. All such Tax Returns were correct and complete in all respects. All Taxes owed by any Seller or Parent with respect to any of the Assets or the Practices (whether or not shown on any Tax Return and whether or not any Tax Return was required) have been paid or otherwise accrued such Tax on the Balance Sheet of the Practices. No claim has ever been made by a taxing authority in a jurisdiction where any Seller or Parent does not file Tax Returns that it is or may be subject to taxation by that jurisdiction with respect to any of the Assets or the Practices. There are no liens on any of the Assets that arose in connection with any failure (or alleged failure) to pay any Tax, except for liens for Taxes not yet due.

      (b) All Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party of either of the Practices have been withheld and paid or otherwise accrued such Tax on the Balance Sheet of the Practices.

      (c) None of Sellers and Parent expects any taxing authority to assess any additional Taxes with respect to either of the Practices for any period for which a Tax Return has been filed. There is no dispute or claim concerning any Tax liability with respect to the Practices either (i) claimed or raised by any taxing authority in writing or (ii) as to which either Seller or Parent has Knowledge. Schedule 8(c) lists all Tax Returns filed with respect to either or both of the Practices by either Seller or Parent for any taxable period ending on or after August 28, 2000, indicates such Tax Returns that have been audited and indicates such Tax Returns that currently are the subject of audit or in respect of which any written or unwritten notice of any audit or examination has been received by either Seller or Parent. Purchaser has been provided correct and complete copies of all Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by either Seller or Parent since August 28, 2000.

      (d) None of Sellers and Parent has waived any statute of limitations in respect of any Tax or agreed to any extension of time which in either case is still in effect.

      (e) To the Knowledge of Parent and Sellers, the unpaid Taxes with respect to the Practices (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet included in the Financial Statements (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing.

      (f)  Parent and Sellers each shall grant to Purchaser or its Agent access at all reasonable times to all of the books and records (including tax workpapers and returns and correspondence with tax authorities), including the right to take extracts therefrom and make copies thereof, to the extent such books and records relate to the Practices for taxable periods ending on or prior to or that include the Closing Date. Purchaser shall (i) grant to Sellers and Parent access at all reasonable times to all of the books and records (including tax workpapers and returns and correspondence with tax authorities), including the right to take extracts therefrom and make copies thereof, to the extent that such books and records relate to the Practices for the operations of the Practices during taxable periods ending on or prior to or that include the Closing Date, and (ii) otherwise cooperate with Sellers and Parent in connection with any audit of Taxes that relate to the business of the Practices prior to Closing.

      (g) From and after the Closing Date, each of the parties hereto shall be responsible for preparing and filing all Tax Returns with respect to the Assets and Practices which by law such party is required to file. Parent shall reimburse Purchaser in respect of any Taxes so paid by Purchaser that are allocable to periods prior to or ending on the Closing Date and Purchaser shall reimburse Parent in respect of any Taxes so paid by Parent or a Seller that are allocable to periods subsequent to the Closing Date. Such reimbursements shall be paid within five (5) days after the date on which Taxes are paid after demand by the paying party. For purposes of this Agreement, in the case of any period that begins before the Closing Date and ends after the Closing Date, any Tax based directly or indirectly on gross or net income or receipts or imposed in respect of specific transactions, and any credits available with respect to any Tax, shall be allocated by assuming that the taxable period ended on the Closing Date, and any other Tax shall be allocated based on the number of days in the taxable period ending on the Closing Date divided by the total number of days in the taxable period.

      (h) As used in this Agreement, "Code" means the Internal Revenue Code of 1986, as amended; "Tax" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not, and "Taxes" means any or all of the foregoing collectively; and "Tax Return" means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and including any amendment thereof.

      (i)  Anything to the contrary in this Agreement notwithstanding, the representations and warranties of Sellers and Parent under this Section 8 and the indemnification obligations in respect thereof under Section 6 hereof shall survive the Closing until the end of the applicable statutes of limitations. With respect to any indemnification obligation for any Tax for which a taxing authority asserts a claim within 90 days before the end of the applicable statute of limitations, Purchaser shall be treated as having provided timely notice to Parent and Sellers by providing written notice thereto to Parent on or before the 90th day after the Purchaser's receipt of a written assertion of the claim by the taxing authority. Any representation in this Section 8 relating to the Practices for any taxable period from August 28, 2000 shall not be considered to be incorrect to the extent it is based on information then provided by DCA to the Sellers.

      (j)  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any interest, penalties and additions) incurred in connection with this Agreement shall be paid by Sellers or Parent when due, and they will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable law, Purchaser will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

    9.  MISCELLANEOUS.

      9.1  Entire Agreement.  This Agreement and the Other Documents constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, understandings, agreements, arrangements and understandings, both oral and written, between the parties hereto with respect to such subject matter.

      9.2  Amendment.  This Agreement and the Other Documents may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto.

      9.3  Waivers and Remedies.  The waiver by any of the parties hereto of any breach or violation of any provision of this Agreement must be in writing and shall not operate or be construed as a waiver of any similar breach or violation.

      9.4  Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

      9.5  Descriptive Headings.  Descriptive headings contained herein are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

      9.6  Counterparts.  This Agreement may be executed in any number of counterparts, each of which when taken together shall be deemed to be one and the same instrument.

      9.7  Notices.  All notices, consents, waivers and other communications with regard to this Agreement shall be in writing and shall be deemed to have been duly given, when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other address as any party hereto may from time to time designate in writing delivered in a like manner):

If to Sellers or Parent:	c/o Gentle Dental Service Corporation 222 North Sepulveda Blvd., Suite 740 El Segundo, California 90245 Attn: President Facsimile Number: (310) 765-2456
With a copy to:	Richard J. Babcock, Esq. Morrison & Foerster LLP 19900 MacArthur Boulevard, Suite 1200 Irvine, California 92612-2445 Facsimile Number: (949) 251-0900
If to Purchaser:	Mon Acquisition Corp. One South School Avenue, Suite 1000 Sarasota, Florida 34237 Attn: Steven R. Matzkin, President Facsimile Number: (941) 366-9615
With a copy to:	Robert L. Grossman, Esq. Greenberg Traurig, P.A. 1221 Brickell Avenue Miami, Florida 33131 Facsimile Number: (305) 579-0717

      9.8  Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

      9.9  Applicable Law; Jurisdiction; Venue.  This Agreement shall be governed by, and shall be construed, interpreted and enforced in accordance with, the laws of the State of Delaware. The parties hereto agree that any action brought by Purchaser or any Seller in connection with the transactions contemplated herein shall be brought in the state or federal courts located in Wilmington, Delaware. Each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

      9.10  Brokers and Agents.  Each of Sellers and Purchaser represents and warrants to the other that it has not employed or dealt with any broker, agent or finder in respect of the transactions provided for herein and agrees to indemnify and hold the other party harmless from and against all fees, expenses, commissions and costs due and owing to any broker, agent or finder on account of or in any way resulting from any contract or understanding existing between the indemnifying party and such person.

      9.11  Expenses.  Except as set forth herein, each of the parties hereto agrees to pay all of the respective expenses incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

      9.12  Attorneys' Fees.  If any legal action is brought for the enforcement of any of the provisions of this Agreement, the prevailing party shall be entitled to recover from the other party,

  upon final judgment on the merits, reasonable attorneys' fees (including reasonable attorneys' fees at trial, during any appeal or during negotiations) incurred in bringing such action.

      9.13  Schedules.  The Schedules referred to in this Agreement are attached hereto and incorporated herein by this reference.

    [Remainder of Page Intentionally Left Blank]

    IN WITNESS WHEREOF, Purchaser, Parent and Sellers have executed and delivered this Agreement on the date first above written.

INTERDENT, INC.
By:	/s/ MICHAEL T. FIORE Name: Title:
GENTLE DENTAL SERVICE CORPORATION
By:	/s/ MICHAEL T. FIORE Name: Title:
DENTALCO MANAGEMENT SERVICES OF MARYLAND, INC.
By:	/s/ MICHAEL T. FIORE Name: Title:
MON ACQUISITION CORP.
By:	/s/ STEVEN R. MATZKIN Dr. Steven Matzkin President

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  Exhibit 2.1
TABLE OF CONTENTS
ASSET PURCHASE AGREEMENT
RECITALS
OPERATIVE PROVISIONS